Exhibit 11

                  Metris Companies Inc. and Subsidiaries
                     Computation of Earnings Per Share
              (in thousands, except share and per share data)

                               Three Months Ended        Six Months Ended
                                      June 30,                June 30,
                                 1997        1996         1997         1996
Primary:
Net Income                   $     9,719 $     5,039   $   17,457  $     8,894

Weighted average share
  common stock outstanding(1) 19,225,000  15,966,667   19,225,000   15,966,667

Common stock equivalents (2)     904,963     522,687      928,935      509,974

Weighted average common and
  common equivalent shares    20,129,963  16,489,354   20,153,935   16,476,641

  Net income per share       $       .48 $       .31   $      .87  $       .54

  Fully diluted:
  Net income                 $     9,719 $     5,039   $   17,457  $     8,894

  Weighted average shares
    of common stock
    outstanding (1)           19,225,000  15,966,667   19,225,000   15,966,667

  Common stock equivalents(2)  1,002,178     529,269    1,007,528      529,269

  Weighted average common and
    common equivalent shares  20,227,178  16,495,936   20,232,528   16,495,936

  Net income per share       $       .48 $       .31   $      .86  $       .54
(1) Assume shares outstanding as if the Company reorganization had occurred at the beginning of the periods shown.
(2) Based on the treasury stock method using the average market price for primary earnings per share and the higher of the average or year-end market price for fully diluted earnings per share. Prior to October 25, 1996, the initial public offering price of $16 was used.